

April 24, 2023

Sean Blitchok
Chief Financial Officer
MeridianLink, Inc.
3560 Hyland Avenue
Suite 200
Costa Mesa, CA 92626

> **Re: MeridianLink, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 9, 2023**
> **8-K filed March 1, 2023**
> **File No. 001-40680**

Dear Sean Blitchok:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed March 1, 2023

Exhibit 99.1
Reconciliation from GAAP to Non-GAAP Results , page 9

1. We note your presentations of several non-GAAP profit margins and expenses as percentages of revenues. Please accompany each of your non-GAAP presentations with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to Item 10(e)1(i)(A) of Regulation S-K and Question 102.10(a) of the C&DI on Non-GAAP Financial Measures.

2. Revise your calculation of Non-GAAP net income to give effect to the tax impact of the non-GAAP adjustments. Refer to Question 102.11 of the C&DI on Non-GAAP Financial Measures.

3.   With respect to your measurement of Adjusted EBITDA, please clarify the nature of the adjustment for "deferred revenue reduction from purchase accounting for acquisitions prior to 2022." Quantify in this disclosure the expected future remaining impact of the non-GAAP deferred revenue adjustments – that is, how much is left to be recognized in the future and over what years. Also, provide disclosure mentioning the change in accounting for deferred revenue in business combinations, cross-referencing to your early adoption of ASU 2021-08, as appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology